FOR IMMEDIATE RELEASE

CONTACT:	Curt Hecker, CEO
Intermountain Community Bancorp
	(208) 263-0505	curt.hecker@panhandlebank.com

Doug Wright, Executive Vice President & CFO
Intermountain Community Bancorp
	(509) 363-2635	doug.wright@intermountainbank.com

Intermountain Community Bancorp Reports Second Quarter Earnings

Sandpoint, Idaho, July 25, 2012 - Intermountain Community Bancorp (OTCBB - IMCB), the holding company for Panhandle State Bank, reported $301,000, or $0.01 per share, in net income applicable to common shareholders for the second quarter 2012, as higher net interest and other income and lower operating expenses were offset by a higher loan loss provision than in the first quarter of 2012. The second quarter 2012 income compares to net income applicable to common shareholders of $335,000, or $0.01 per share in the first quarter of 2012, and a loss applicable to common shareholders of $1.1 million, or $0.13 per share, in the second quarter of 2011.

Income applicable to common shareholders improved to $636,000, or $0.01 per share, for the first six months of 2012, compared to a loss of $1.5 million, or $0.18 per share, in the comparable 2011 period, as decreases in interest expense, operating expense and the provision for loan loss offset decreases in interest and other income.

“These results demonstrate our ongoing success in executing our plans to further strengthen the Company and generate long-term earnings by serving our local customers and communities," said Chief Executive Officer Curt Hecker. “We have also accelerated efforts to remove remaining problem loans during the quarter, and still increased loans outstanding and maintained a positive earnings stream.”

Second Quarter 2012 Highlights (at or for the period ended June 30, 2012, compared to March 31, 2012, and June 30, 2011)

▪	Net loans receivable increased by $17.7 million, or 3.6% from March 31, 2012, reflecting Company efforts to stabilize loan volumes.

▪
Nonperforming assets (NPAs) dropped to 1.23% of total assets at June 30, 2012 from 1.55% in the sequential quarter and 1.93% at June 30, 2011, as the Company focused on resolving remaining problem credits and other real estate owned.

▪	Loan delinquencies (30 days past due and over) continue to remain very low, at 0.25% of total loans compared to 0.19% in the first quarter and 0.32% in the second quarter of 2011.

•	Interest expense continued to drop, totaling $1.3 million for the second quarter, compared to $1.5 million in the first quarter of 2012 and $1.8 million in the second quarter of 2011. The Company's cost of interest bearing liabilities totaled 0.64% for the quarter, down from 0.71% in the first quarter and 0.82% in the June 2011 quarter.

▪
The Company successfully completed an $8.7 million shareholder rights offering during the quarter, which when added to the $47.3 million capital investment raised earlier this year, results in the Company having stronger capital ratios than most of its national and northwest peer group.

▪
Operating expenses continued to decrease, down $76,000 from the prior quarter and $1.4 million from the second quarter of 2011, as the Company continues its long-term effort to boost efficiency in a tough revenue environment.

▪
Powered by Community partnerships focused on economic development and education as the Bank continued to assist its communities through volunteerism, seed grants and direct support of far-reaching initiatives.

Assets and Loan Portfolio Summary

Assets totaled $963.1 million at June 30, 2012, up from $958.6 million at March 31, 2012, and from $960.7 million at June 30, 2011. The increase from last quarter reflected the additional capital raised in the Company's rights offering. Net loans receivable increased by $17.7 million during the quarter due to increases in the Company's commercial real estate and agricultural portfolios. Growth in these categories offset declines in construction, land development and municipal loans. Investments available for sale increased by $20.8 million during the quarter, as the Company continued to reinvest cash into higher yielding loans and investments. "We are actively pursuing prudent opportunities to develop our loan portfolio and assist our local communities in expanding local economic growth," Hecker said. " Our capital and liquidity position puts us in a strong position to do so."

The following tables summarize the Company's loan portfolio by type and geographic region, and provide trending information over the prior year.

LOANS BY CATEGORIES
(Dollars in thousands)	6/30/2012	% of total	3/31/2012	% of total	6/30/2011	% of total
Commercial loans	$115,481	22.2%	$114,460	22.7%	$123,566	22.0%
Commercial real estate	182,045	35.0%	172,508	34.2%	172,701	30.7%
Commercial construction	3,496	0.7%	6,405	1.3%	17,694	3.2%
Land and land development	32,271	6.2%	34,258	6.8%	49,197	8.8%
Agriculture	91,983	17.7%	75,749	15.0%	85,296	15.2%
Multifamily	18,325	3.5%	16,949	3.4%	27,112	4.8%
Residential real estate	58,580	11.3%	57,879	11.5%	62,016	11.0%
Residential construction	160	—%	2,554	0.5%	4,291	0.8%
Consumer	10,120	1.9%	9,866	2.0%	12,535	2.2%
Municipal	8,138	1.5%	13,369	2.6%	7,360	1.3%
Total loans receivable	$520,599	100.0%	$503,997	100.0%	$561,768	100.0%
Allowance for loan losses	(10,233)		(11,372)		(13,687)
Net deferred origination costs	318		358		114
Loans receivable, net	$510,684		$492,983		$548,195

LOAN PORTFOLIO BY LOCATION June 30, 2012
(Dollars in thousands)	North Idaho - Eastern Washington	Magic Valley Idaho	Greater Boise Area	E. Oregon, SW Idaho, excluding Boise	Other	Total	% of Loan type to total loans
Commercial loans	$82,019	$5,510	$7,986	$15,775	$4,191	$115,481	22.2%
Commercial real estate	117,920	9,679	12,928	18,783	22,735	182,045	35%
Commercial construction	228	2,984	—	—	284	3,496	0.7%
Land and land development	22,778	1,974	4,967	1,467	1,085	32,271	6.2%
Agriculture	2,054	4,920	17,152	64,480	3,377	91,983	17.7%
Multifamily	11,238	152	6,904	31	—	18,325	3.5%
Residential real estate	39,543	3,782	3,509	7,725	4,021	58,580	11.3%
Residential construction	114	—	—	46	—	160	—%
Consumer	5,801	1,106	673	2,239	301	10,120	1.9%
Municipal	6,703	1,435	—	—	—	8,138	1.5%
Total	$288,398	$31,542	$54,119	$110,546	$35,994	$520,599	100.0%
Percent of total loans in geographic area	55.4%	6.1%	10.4%	21.2%	6.9%	100.0%

Asset Quality

Nonperforming loans totaled $6.6 million at June 30, 2012, down from $8.0 million at March 31, 2012 and $10.7 mil1ion at the end of the same period last year. The allowance for loan loss coverage of non-performing loans increased to 155.2% in the second quarter, up from 142.2% at March 31, 2012 and 127.5% at June 30, 2011, respectively.

Total nonperforming assets (NPAs) were $11.9 million at quarter end, compared to $14.9 million at March 31, 2012, and $18.6 million at June 30, 2011. Troubled debt restructure loans totaled $5.2 million, down from $6.5 million at March 31, 2012 and June 30, 2011, respectively.

Classified loans totaled $35.8 million at quarter end, a 27.8% decrease from March 31, 2012 and a 39.1% decrease from a year ago. Classified loans are loans in which the Company anticipates potential problems in obtaining repayment of principal and interest per the contractual terms, but does not necessarily believe that losses will occur.

"Our credit team created opportunities to significantly reduce problem credit exposure in the second quarter at minimal additional loss, and we capitalized on them," said Hecker. "The remaining risk in the portfolio is down significantly, which allows us to shift more focus to generating increased earnings in future periods."

The following tables summarize nonperforming assets by type and geographic region, and provide trending information over the prior year.

NPA BY TYPE AND LOCATION June 30, 2012
	North Idaho - Eastern Washington	Magic Valley Idaho	Greater Boise Area	E. Oregon, SW Idaho excluding Boise	Other	Total	% of Loan type to total NPAs
(Dollars in thousands)
Commercial loans	$3,582	$345	$41	$66	$249	$4,283	36.1%
Commercial real estate	537	68	20	57	—	682	5.7%
Commercial construction	—	—	—	—	—	—	—%
Land and land development	6,351	—	—	—	13	6,364	53.7%
Agriculture	—	34	—	—	—	34	0.3%
Multifamily	—	—	—	—	—	—	—%
Residential real estate	180	—	8	196	95	479	4.0%
Residential construction	—	—	—	—	—	—	—%
Consumer	12	—	8	—	—	20	0.2%
Total	$10,662	$447	$77	$319	$357	$11,862	100.0%
Percent of total NPA	89.9%	3.8%	0.6%	2.7%	3.0%	100.0%

NPA BY CATEGORY
(Dollars in thousands)	6/30/2012	% of total	3/31/2012	% of total	6/30/2011	% of total
Commercial loans	$4,283	36.1%	$4,040	27.2%	$4,400	23.7%
Commercial real estate	682	5.7%	1,252	8.4%	3,440	18.5%
Commercial construction	—	—%	43	0.3%	45	0.2%
Land and land development	6,364	53.7%	8,262	55.7%	8,547	46.1%
Agriculture	34	0.3%	123	0.8%	380	2.1%
Multifamily	—	—%	—	—%	—	—%
Residential real estate	479	4.0%	1,106	7.4%	1,344	7.3%
Residential construction	—	—%	2	—%	20	0.1%
Consumer	20	0.2%	24	0.2%	374	2.0%
Total NPA by Categories	$11,862	100.0%	$14,852	100.0%	$18,550	100.0%

The Company's delinquent, non-performing and classified loan totals continue to trend down from prior periods in virtually all segments. Although land and land development loans still comprise the greatest proportion of NPA totals, the remaining exposure is substantially reduced. One large relationship comprises the majority of the remaining balance in this category. Commercial NPAs increased modestly in the second quarter, but are still relatively low compared to 2009 and 2010 totals. Most of the remaining NPAs are in the North Idaho/Eastern Washington region, reflecting the Company's higher loan totals in these areas, and the presence of the one larger relationship noted above in this market area.

OREO balances totaled $5.3 million at June 30, 2012, compared to $6.9 million at March 31, 2012 and $7.8 million at June 30, 2011. The Company sold 9 properties totaling $1.6 million in the second quarter, had net valuation adjustments of $50,000 and added 2 properties totaling $74,000. A total of 7 properties remained in the OREO portfolio at quarter end, consisting of $5.1 million in construction and land development properties, and $158,000 in residential real estate.

Deposit, Investment Portfolio and Equity Summary

Deposits totaled $726.0 million at June 30, 2012, compared to $731.5 million at March 31, 2012 and $736.0 million at the end of the second quarter last year. The decrease from the first quarter reflects continued reductions in CDs and a modest decrease in non-interest bearing demand deposits, as commercial and agricultural customers accessed some funds for operating purposes and to pay taxes during the quarter. Non-interest bearing demand deposits have grown by $27.0 million, or 16.3% over June of last year, largely offsetting planned reductions in CDs and other higher cost deposits. They now comprise 26.6% of the deposit portfolio, as compared to 22.6% a year ago. Overall, low-cost transaction deposits now represent 70.7% of the deposit portfolio, up from 65.5% at June 30, 2011.

DEPOSITS
(Dollars in thousands)	6/30/2012	% of total	3/31/2012	% of total	6/30/2011	% of total
Non-interest bearing demand accounts	$193,278	26.6%	$197,749	27.1%	$166,261	22.7%
NOW & Money market accounts	320,103	44.1%	319,624	43.7%	315,986	42.9%
Savings & IRA accounts	73,803	10.2%	72,839	10%	75,024	10.2%
Certificates of deposit (CDs)	50,185	6.9%	55,855	7.6%	68,053	9.2%
Jumbo CDs	60,524	8.3%	57,275	7.8%	65,758	8.9%
Brokered CDs	26,667	3.7%	26,667	3.6%	36,899	5.0%
CDARS CDs to local customers	1,449	0.2%	1,449	0.2%	8,048	1.1%
Total Deposits	$726,009	100.0%	$731,458	100.0%	$736,029	100.0%

Available-for-sale investments totaled $285.1 million at June 30, 2012 or 29.6% of total assets, an increase over the sequential quarter where such investments represented 27.6% of total assets and an increase over the second quarter of 2011 where such investments represented 21.9% of total assets. The increase reflects the investment of the proceeds of our recent rights offering and the continued redeployment of the Company's cash position into securities to maintain higher levels of interest income and earning asset yield than could be realized in cash.

Stockholders' equity totaled $111.7 million at June 30, 2012, compared to $102.9 million at March 31, 2012 and $60.4 million at June 30, 2011, reflecting the additions of capital raised in the January private placement and the May rights offering. During the second quarter, the Company raised $8.1 million in new capital, consisting of $4.9 million in voting common stock and $3.2 million in non-voting common stock, and net of $600,000 in transaction expenses. In addition, preferred shares totaling $28.7 million automatically converted to non-voting common shares after shareholders approved an amendment to the Company's Articles of Incorporation authorizing non-voting common stock in May, 2012. Tangible book value per common share totaled $1.32 compared to $2.30 at March 31, 2012 and $4.07 at June 30, 2011. The decrease reflected the increased number of shares outstanding as a result of the rights offering and conversion of preferred shares to non-voting common shares during the second quarter. Tangible stockholders' equity to tangible assets was 11.6%, compared to 10.7% at March 31, 2012 and 6.3% at the end of June last year. Tangible common equity to tangible assets was 8.9%, compared to 5.0% at March 31, 2012 and 3.6% at the end of June last year.

Income Statement Summary

Net income applicable to common shareholders for the second quarter totaled $301,000, or $0.01 per common share, compared to a net income applicable to common shareholders of $335,000, or $0.01 per common share in the first quarter of 2012, and a net loss applicable to common shareholders of $1.1 million, or $0.13 per common share in the second quarter of 2011. Income applicable to common shareholders improved to $636,000, or $0.01 per share for the first six months of 2012, compared to a loss of $1.5 million, or $0.18 per share, in the comparable 2011 period.

Second quarter 2012 net interest income before provision totaled $7.8 million, up from $7.6 million in the first quarter 2012, and down from $9.0 million in the second quarter last year. The increase from the first quarter largely reflects decreased deposit and borrowing costs, although interest income also stabilized during the quarter. The decrease from last year is a result of both lower loan volumes and lower asset yields.

Reflective of the same factors, net interest margin improved modestly during the quarter to 3.67% from 3.56% in the first quarter of 2012, but was down from 4.14% in the same period last year. The yield on earning assets was 4.28% during the quarter, compared to 4.26% and 4.97% for the quarters ended March 31, 2012 and June 30, 2011, respectively. The cost on interest-bearing liabilities continued to drop, from 0.82% in the comparable period last year to 0.71% in the first quarter of 2012 and 0.64% in the most recent quarter. “Historically low market rates and strong competition for both loans and fixed income investments continue to pressure net interest income," said Chief Financial Officer Doug Wright. "We've been able to offset some of this impact in the most recent quarter by redeploying cash into loans and investments that have higher relative yields. However, investing in the current market remains challenging, and the Company continues to approach investment opportunities cautiously to mitigate higher credit or interest rate risk exposure."

Intermountain recorded a $1.6 million provision for loan losses in the second quarter, up modestly from the $1.0 million expense recorded in the first quarter of 2012, but down from the $2.7 million provision recorded in the comparable period last year. Net chargeoffs totaled $2.7 million during the quarter, compared to $2.3 million in the sequential quarter and $1.5 million in the second quarter of 2011. "As noted previously, we capitalized on opportunities during the quarter to significantly reduce remaining credit risk exposure at a moderate additional cost," Hecker said. "This resulted in higher net chargeoffs and provision expense during the quarter, but should position the Company for lower future exposure."

Other income in the first quarter was $2.8 million, up from $2.4 million in the first quarter of 2012 and $2.7 million in the same period last year. Increases in mortgage lending income and positive fair value adjustments on the Company's outstanding warrants and a cash flow hedge offset decreases in gains on security sales and secured savings contract income.

The Company continued to execute on its cost reduction plans, resulting in a $76,000 reduction in operating expenses over the prior quarter and a $1.4 million reduction over second quarter last year.

At $3.9 million, compensation and benefits expense was down $265,000 from the first quarter of 2012, and $1.0 million from the comparable 2011 period. Most other operating expense categories were roughly comparable to first quarter results, and down from second quarter 2011 totals. The increase in other expenses from the first quarter reflected moderate increases in fraud losses, credit filing and recording fees, and audit expenses. “After completing a number of expense reduction efforts already, we are now working on a full new set of efficiency plans” said Hecker, “culminating with a full evaluation of our data processing systems. We expect that these new efforts will result in additional significant cost savings in future periods."

Given its current tax position, the Company did not record an income tax provision or benefit during the quarter as it offset taxable income with net operating losses that it has carried forward from prior years. The Company continues to maintain an $8.8 million tax valuation allowance, resulting in a net deferred tax asset of $13.2 million.

About Intermountain Community Bancorp:

Intermountain is headquartered in Sandpoint, Idaho, and operates as four separate divisions with nineteen banking locations in three states. Its banking subsidiary, Panhandle State Bank, offers financial services through northern Idaho offices in Sandpoint, Ponderay, Bonners Ferry, Priest River, Coeur d'Alene, Post Falls, Rathdrum and Kellogg. Intermountain Community Bank, a division of Panhandle State Bank, operates branches in southwest Idaho in Weiser, Payette, Nampa, Caldwell and Fruitland, as well as in Ontario, Oregon. Intermountain Community Bank Washington, a division of Panhandle State Bank, operates branches in downtown Spokane and Spokane Valley, Washington. Magic Valley Bank, a division of Panhandle State Bank, operates branches in Twin Falls and Gooding, Idaho.

All data contained in this report have been prepared on a consolidated basis for Intermountain Community Bancorp. IMCB's shares are quoted on the OTC Bulletin Board, ticker symbol IMCB. Additional information on Intermountain Community Bancorp, and its internet banking services, can be found at www.intermountainbank.com.

Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include but are not limited to statements about the Company's plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control. Actual results may differ materially from the results discussed in these forward-looking statements because of numerous possible risks and uncertainties. These include but are not limited to the following and the other risks described in the “Risk Factors,” “Business,” and “Management's Discussion and Analysis of Financial Condition and Results of Operations” sections, as applicable, of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011; the possibility of adverse economic developments that may, among other things, increase default and delinquency risks in the Company's loan portfolio; shifts in interest rates that may result in lower interest rate margins; shifts in the demand for the Company's loan and other products; a continued decline in the housing and real estate market; a continued increase in unemployment or sustained high levels of unemployment; changes in accounting policies; changes in the monetary and fiscal policies of the federal government; and changes in laws, regulations and the competitive environment. Readers are cautioned that forward-looking statements in this release speak only as of the date of this release. The Company does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

INTERMOUNTAIN COMMUNITY BANCORP CONSOLIDATED BALANCE SHEETS (Unaudited)

	6/30/2012	3/31/2012	6/30/2011
	(Dollars in thousands, except per share amounts)
ASSETS
Cash and cash equivalents:
Interest-bearing	$39,871	$76,316	$77,724
Non-interest bearing and vault	18,934	13,908	13,571
Restricted cash	12,464	12,561	2,832
Available-for-sale securities, at fair value	285,095	264,313	210,064
Held-to-maturity securities, at amortized cost	14,990	15,024	22,154
Federal Home Loan Bank of Seattle stock, at cost	2,310	2,310	2,310
Loans held for sale	4,083	4,172	1,615
Loans receivable, net	510,684	492,983	548,195
Accrued interest receivable	4,522	4,108	4,183
Office properties and equipment, net	36,530	37,155	38,982
Bank-owned life insurance	9,301	9,214	8,946
Other intangibles	130	159	249
Other real estate owned (“OREO”)	5,267	6,852	7,818
Prepaid expenses and other assets	18,903	19,556	22,037
Total assets	$963,084	$958,631	$960,680

LIABILITIES
Deposits	$726,009	$731,458	$736,029
Securities sold subject to repurchase agreements	65,458	63,635	99,687
Advances from Federal Home Loan Bank	29,000	29,000	34,000
Unexercised stock warrant liability	850	1,007	—
Cashier checks issued and payable	282	355	520
Accrued interest payable	1,979	1,821	1,484
Other borrowings	16,527	16,527	16,527
Accrued expenses and other liabilities	11,326	11,879	11,990
Total liabilities	851,431	855,682	900,237

STOCKHOLDERS' EQUITY
Common stock - voting shares	96,290	91,511	78,822
Common stock - non-voting shares	31,941	—	—
Preferred stock, Series A	26,335	26,241	25,969
Mandatorily convertible cumulative participating preferred stock, Series B	—	28,735	—
Accumulated other comprehensive income (1)	2,272	2,064	1,162
Accumulated deficit	(45,185)	(45,602)	(45,510)
Total stockholders' equity	111,653	102,949	60,443
Total liabilities and stockholders' equity	$963,084	$958,631	$960,680

Book value per common share, excluding preferred stock	$1.32	$2.31	$4.10
Tangible book value per common share, excluding preferred stock (2)	$1.32	$2.30	$4.07
Shares outstanding at end of period	64,419,862	20,770,214	8,409,840
Stockholders' Equity to Total Assets	11.59%	10.74%	6.29%
Tangible Stockholders' Equity to Tangible Assets (3)	11.58%	10.72%	6.27%
Tangible Common Equity to Tangible Assets	8.85%	4.99%	3.56%

(1) Net of deferred income taxes
(2) Amount represents common stockholders' equity less net goodwill and other intangible assets divided by total common shares outstanding.
(3) Amount represents stockholders' equity less net goodwill and other intangible assets divided by assets less net goodwill and other intangible assets.

INTERMOUNTAIN COMMUNITY BANCORP CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
	Three Months Ended
	6/30/2012	3/31/2012	6/30/2011
	(Dollars in thousands, except per share amounts)
Interest income:
Loans	$7,054	$7,071	$8,432
Investments	2,072	2,049	2,358
Total interest income	9,126	9,120	10,790
Interest expense:
Deposits	744	822	1,134
Borrowings	571	676	671
Total interest expense	1,315	1,498	1,805
Net interest income	7,811	7,622	8,985
Provision for losses on loans	(1,575)	(959)	(2,712)
Net interest income after provision for losses on loans	6,236	6,663	6,273
Other income (expense):
Fees and service charges	1,619	1,625	1,863
Loan related fee income	659	582	545
Net gain on sale of securities	—	585	—
Net gain on sale of other assets	18	4	(50)
Other-than-temporary impairment on investments	(52)	(271)	—
Bank-owned life insurance	87	87	91
Fair value adjustment on cash flow hedge	90	(384)	—
Unexercised warrant liability fair value adjustment	158	—	—
Other income	189	208	284
Total other income, net	2,768	2,436	2,733
Operating expenses:
Salaries and employee benefits	3,871	4,136	4,887
Occupancy expense	1,623	1,684	1,708
FDIC assessment	308	313	331
OREO operations	120	104	150
Other expenses	2,300	2,061	2,535
Total operating expenses	8,222	8,298	9,611
Income (loss) before income tax benefit	782	801	(605)
Income tax benefit	—	—	—
Net income (loss)	782	801	(605)
Preferred stock dividend	481	466	448
Net Income (loss) applicable to common stockholders	$301	$335	$(1,053)
Income (loss) per share - basic	0.01	0.01	(0.13)
Income (loss) per share - diluted	0.01	0.01	(0.13)
Weighted-average common shares outstanding - basic (1)	59,013,211	44,278,310	8,409,786
Weighted-average common shares outstanding - diluted (2)	59,191,877	44,426,732	8,409,786

(1) Includes the weighted average number of non-voting common shares that were outstanding at June 30, 2012 and would be outstanding at March 31, 2012 if the Series B preferred shares issued in the January 2012 private offering were converted to non-voting common shares.

(2) Includes the weighted average number of non-voting common shares that would be outstanding if the 1,700,000 in warrants issued in the January 2012 private offering are exercised directly for non-voting common shares.

INTERMOUNTAIN COMMUNITY BANCORP CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
	Six Months Ended
	6/30/2012	6/30/2011
	(Dollars in thousands, except per share amounts)
Interest income:
Loans	$14,126	$16,766
Investments	4,120	4,512
Total interest income	18,246	21,278
Interest expense:
Deposits	1,566	2,382
Borrowings	1,247	1,200
Total interest expense	2,813	3,582
Net interest income	15,433	17,696
Provision for losses on loans	(2,534)	(4,345)
Net interest income after provision for losses on loans	12,899	13,351
Other income (expense):
Fees and service charges	3,244	3,534
Loan related fee income	1,240	1,120
Net gain on sale of securities	585	—
Net gain (loss) on sale of other assets	22	(47)
Other-than-temporary impairment on investments	(323)	—
Bank-owned life insurance	174	180
Fair value adjustment on cash flow hedge	(294)	—
Unexercised warrant liability fair value adjustment	158	—
Other income	398	609
Total other income, net	5,204	5,396
Operating expenses:
Salaries and employee benefits	8,006	9,833
Occupancy expense	3,307	3,496
FDIC assessment	621	776
OREO operations	224	626
Other expenses	4,362	4,620
Total operating expenses	16,520	19,351
Income (loss) before income tax benefit	1,583	(604)
Income tax benefit	—	—
Net income (loss)	1,583	(604)
Preferred stock dividend	947	891
Net Income (loss) applicable to common stockholders	$636	$(1,495)
Income (loss) per share - basic	0.01	(0.18)
Income (loss) per share - diluted	0.01	(0.18)
Weighted-average common shares outstanding - basic (1)	51,645,760	8,403,177
Weighted-average common shares outstanding - diluted (2)	51,811,093	8,403,177

(1) Includes the weighted average number of non-voting common shares.
(2) Includes the weighted average number of non-voting common shares that would be outstanding if the 1,700,000 in warrants issued in the January 2012 private offering are exercised directly for non-voting common shares.

INTERMOUNTAIN COMMUNITY BANCORP KEY PERFORMANCE RATIOS

	Three Months Ended			Six Months Ended
	6/30/2012	3/31/2012	6/30/2011	6/30/2012	6/30/2011
Net Interest Spread:
Yield on Loan Portfolio	5.48%	5.57%	6.01%	5.52%	6.02%
Yield on Investments & Cash	2.46%	2.35%	3.08%	2.40%	2.76%
Yield on Interest-Earning Assets	4.28%	4.26%	4.97%	4.27%	4.81%

Cost of Deposits	0.41%	0.45%	0.62%	0.43%	0.63%
Cost of Advances	2.21%	2.21%	2.10%	2.21%	2.10%
Cost of Borrowings	2.17%	2.39%	1.74%	2.29%	1.50%
Cost of Interest-Bearing Liabilities	0.64%	0.71%	0.82%	0.68%	0.80%
Net Interest Spread	3.65%	3.55%	4.15%	3.60%	4.02%

Net Interest Margin	3.67%	3.56%	4.14%	3.61%	4.00%

Performance Ratios:
Return on Average Assets	0.33%	0.34%	-0.25%	0.33%	-0.12%
Return on Average Common Stockholders' Equity	1.82%	3.23%	-12.48%	2.27%	-8.93%
Return on Average Common Tangible Equity (1)	1.82%	3.24%	-12.57%	2.28%	-9.01%
Operating Efficiency	77.72%	82.50%	82.02%	80.05%	83.80%
Noninterest Expense to Average Assets	3.44%	3.53%	3.97%	3.49%	3.97%

(1) Average common tangible equity is average common stockholders' equity less average net goodwill and other intangible assets.

INTERMOUNTAIN COMMUNITY BANCORP LOAN AND REGULATORY CAPITAL DATA

	6/30/2012	3/31/2012	6/30/2011
	(Dollars in thousands)
Loan Data
Net Charge-Offs to Average Net Loans (QTD Annualized)	2.16%	1.84%	1.10%
Loan Loss Allowance to Total Loans	1.96%	2.25%	2.44%

Nonperforming Assets:
Accruing Loans-90 Days Past Due	$—	$—	$—
Nonaccrual Loans	6,595	8,000	10,732
Total Nonperforming Loans	6,595	8,000	10,732
OREO	5,267	6,852	7,818
Total Nonperforming Assets (“NPA”)	$11,862	$14,852	$18,550

Troubled Debt Restructured Loans	5,237	6,462	6,543
NPA to Total Assets	1.23%	1.55%	1.93%
NPA to Net Loans Receivable	2.32%	3.01%	3.38%
NPA to Estimated Risk Based Capital	9.70%	12.76%	24.87%
NPA to Tangible Equity + Allowance for Loan Loss	9.74%	13.01%	25.11%
Loan Delinquency Ratio (30 days and over)	0.25%	0.19%	0.32%

Regulatory Capital (Estimated)
Total capital (to risk-weighted assets):
The Company	19.59%	19.53%	11.46%
Panhandle State Bank	17.94%	19.00%	12.31%
Tier 1 capital (to risk-weighted assets):
The Company	18.33%	18.28%	10.20%
Panhandle State Bank	16.68%	17.75%	11.05%
Tier 1 capital (to average assets):
The Company	12.00%	11.48%	6.97%
Panhandle State Bank	11.17%	11.28%	7.54%